POWER OIL & GAS INC.
1240 Kensington Road N.W.
Calgary, Alberta, Canada T2N 3P7

PROXY

2011 ANNUAL GENERAL MEETING AND SPECIAL MEETING OF SHAREHOLDERS

THIS PROXY IS SOLICITED BY THE MANAGEMENT OF THE COMPANY

The undersigned shareholder of Power Oil & Gas Inc. (“the Company”) appoints Keith Diakiw, President, Chief Executive Officer and Director, or failing him, Ron Daems, Director, or  __________________________________________ as proxyholder on behalf of the undersigned to attend the Annual General Meeting and Special Meeting  of the Company’s shareholders to be held on September 13, 2011 (the “Meeting”), and any adjournment thereof, to act on behalf of and to vote the shares of the undersigned and to cast the number of votes the undersigned would be entitled to cast if personally present regarding the matters specified below.

The shares represented by this Proxy will be voted or withheld from voting in accordance with the instructions of the undersigned shareholder and, if a choice is specified with respect to any matter to be acted on, the shares will be voted or withheld from voting accordingly.  Where no choice is specified or where both choices are specified in respect of any matter to be acted on, the shares represented will be voted in favour of all matters.  This Proxy gives the person named as nominee discretionary authority regarding amendments or variations to matters identified in the Notice of Meeting and other matters that may properly come before the Meeting.

Voting Choices on Resolutions

1.	To elect as director:

Keith Diakiw	In favour: [ ]
Against: [ ]
Withhold vote: [ ]

Pratt Barndollar	In favour: [ ]
Against: [ ]
Withhold vote: [ ]

Ron Daems	In favour: [ ]
Against: [ ]
Withhold vote: [ ]

2.
To authorize the directors to appoint the Company’s auditor until the next Annual General Meeting and Special Meeting and to authorize the directors to fix the remuneration to be paid to the Company’s auditor:

In favour: [ ]
Against: [ ]
Withhold vote: [ ]

3.
To authorize the directors to amend the Articles of Incorporation in connection with a name change of the Company to one of the following: Power Exploration Inc., Power Energy Inc., or such other name as may be approved by the Board of Directors and Corporations Canada; and to implement a reverse stock split of our common stock on the basis of one post-consolidation share for up to each one hundred pre-consolidation shares to occur at some time within twelve months of the date of the Annual General Meeting, with the exact amount and time of the reverse split to be determined by the Board of Directors:

In favour: [ ]
Against: [ ]
Withhold vote: [ ]

The undersigned acknowledges receipt of the Notice of Annual General Meeting and Special Meeting and the accompanying Information Circular dated August 23, 2011.

The undersigned revokes any proxy previously given in respect of the Meeting.

If this form of Proxy is not dated by the shareholder in the space below, it is deemed to bear the date on which it is mailed by the Company to the shareholder.

DATED this ____________ day of _______________________, 2011.

_____________________________________
Signature of Shareholder

_____________________________________
Name of Shareholder (Please Print)

_____________________________________
Address

_____________________________________

Number of Shares Held:_______________________________

NOTES TO FORM OF PROXY

1.
IF YOU DO NOT WISH TO APPOINT ANY OF THE PERSONS NAMED IN THIS FORM OF PROXY, YOU SHOULD STRIKE OUT THEIR NAMES AND INSERT IN THE BLANK SPACE THE NAME OF THE PERSON YOU WISH TO ACT AS YOUR PROXYHOLDER.  THIS PERSON NEED NOT BE A SHAREHOLDER OF THE COMPANY.

2.
This form of Proxy must be completed, dated, and signed by you or your attorney authorized in writing or, if you are a corporation, by an authorized director, officer, or attorney of the corporation.  If this form of Proxy is signed by your attorney, the form of power of attorney or a notarially certified copy of it must be attached to the Proxy.

3.
This form of Proxy, and the power of attorney or other authority, if any, under which it is signed, or a notarially certified copy thereof, must be deposited at, mailed to, or sent by facsimile transmission to the Company’s head office at the address listed on the first page of this form of Proxy, not less than 48 hours (excluding Saturdays, Sundays, and holidays) before the scheduled time of the Meeting or any adjournment thereof.

4.	If you do not comply with the time deadlines set out in these Notes, your Proxy will be invalid.